EXHIBIT 99-2

NEWS RELEASE


Contact:
Dick Becht
716/655-3800


FOR IMMEDIATE RELEASE



               ACME ELECTRIC OPENS MEXICAN SUBSIDIARY TO SERVICE
                        MEXICO AND CENTRAL AMERICA

                -- Jorge A. Luna Appointed Plant Manager --


     EAST AURORA, N.Y., August 11, 1999 -- Acme Electric Corporation (NYSE: ACE) announced the opening of a Mexican subsidiary and the appointment of Jorge
A. Luna as Plant Manager of the new facility.
     The new subsidiary is operating under the name Acme Electric de Mexico
S. de R.L. de C.V., and will be housed in a new 45,000-square-foot facility near Monterrey, Mexico, to support Acme's growing base of distribution in the region.
     Acme Electric is expanding its international presence in response to the growing demand for its products. "Establishing a new facility to meet growing demand in the Mexican and Central American markets will strengthen Acme's position there, enhance our support to customers, and build our growth potential in these important regions," said Robert J. McKenna, Chairman and Chief Executive Officer.
     McKenna continued, "This new operation will also increase the effectiveness of Acme's global sales channels and will facilitate the manufacturing and distribution of Acme products in the Latin American market."
     "I am excited to be involved with Acme's commitment to its sales and business development initiatives," said Jorge Luna, who has held several management positions with a shelter company under the direction of Lucent Technologies and holds a degree in Electronics Engineering from the University of Nuevo Leon.
     The new subsidiary will be located at the Monterrey Industrial Park in Apodaca, Mexico, and will be in full production by November 1999.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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